UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

KEMET Corporation

(Exact name of the registrant as specified in its charter)

Delaware    1-15491    57-0923789

(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2835 Kemet Way, Simpsonville, South Carolina     29681

(Address of principal executive offices)    (Zip code)

R. James Assaf                    954-766-2817

(Name and telephone number, including area code, of the
Person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

KEMET is a leading global manufacturer of a wide variety of capacitors. As used in this report, the terms “we,” “us,” “our,” “KEMET” and the “Company” refer to KEMET Corporation and its predecessors, subsidiaries and affiliates, unless the context indicates otherwise.

KEMET manufactures capacitors with different dielectrics and electrical termination configurations. These materials and configurations define the capacitor product categories. The types of capacitors that KEMET manufactures are tantalum, ceramic, film, aluminum, paper, and electrolytic. The electrical termination configurations include surface mount capacitors, which are attached directly to the circuit board without lead wires, and non-surface mount capacitors. Non-surface mount capacitors include capacitors that are attached to the circuit board using lead wires, chassis mounts, or other pin through-hole board mounts such as screw terminal or snap-in.

Additionally, KEMET manufactures non capacitor electronic products which include:

•	Inductors

•	Electrical Coils

•	Electrical Chokes

•	Electrical Magnetic Transformers

•	Electrical Filters

•	Electronic Control Boards

Below is a chart illustrating each of our product categories and the conflict minerals (as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) that are necessary to their functionality or production. As set forth in Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 thereunder (the “Rule”), “tantalum,” “tin,” and “tungsten” refer to the derivatives of the metal ores from which those minerals are extracted, namely, columbite-tantalite, cassiterite and wolframite, respectively.

Product Category	Tantalum	Tin	Tungsten	Gold
Tantalum Surface Mount	✓	£	×	£
Tantalum Polymer Surface Mount	✓	£	×	£
Aluminum Polymer Surface Mount	×	✓	×	×
Tantalum Non-Surface Mount	✓	✓	×	×
Ceramic Surface Mount	×	£	£	£
Ceramic Non-Surface Mount	×	✓	×	£
Film and Paper Surface Mount	×	✓	×	£
Film and Paper Non-Surface Mount	×	✓	×	×
Electrolytic Non-Surface Mount	×	✓	×	£
Electrical Filters	×	✓	×	£
Electrical Magnetic Transformers	×	✓	×	£
Electrical Chokes	×	✓	×	£
Electrical Coils	×	✓	×	£
Inductors	×	✓	×	£
Electronic Control Boards	£	✓	£	£

✓ - Product category contains specified conflict minerals
£ - Product category contains specified conflict minerals depending on specific part type
× - Product category does not contain specified conflict minerals

KEMET has concluded in good faith that during 2017:

1.	KEMET manufactured or contracted to manufacture products as to which conflict minerals are necessary to the functionality or production;

2.
Tantalum material was sourced either directly through our Closed Pipe Supply Chain (which refers to our effort, started in fiscal year 2012, to vertically integrate our tantalum business and develop a “closed pipe” source for our conflict-free tantalum material) or through external third party suppliers. All tungsten, tin, and gold material was sourced from external third party suppliers; and

3.
Based on a reasonable country of origin inquiry, KEMET knew or had reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country as defined in the Rule (collectively, sometimes referred to as the “Covered Countries”), and knew or had reason to believe that those necessary conflict minerals may not be from recycle or scrap sources.

The results of our reasonable country of origin inquiry conducted on these conflict minerals were as follows:

•	For tantalum, tin, and gold, KEMET determined a portion of the material came from recycle or scrap material.

•	For tantalum, not from recycle or scrap, we determined the country of origin for all materials and confirmed that the country of origin included a Covered Country.

•	For tin, despite diligent efforts, we were not able to determine the country of origin for all materials but did confirm a country of origin included a Covered Country.

•
For gold, despite diligent efforts we were not able to determine the country of origin for all materials. For those materials where the country of origin was determined, the origins did not include, and KEMET has no reason to believe they were sourced from, a Covered Country.

•
For tungsten, we were not required to determine the country of origin or otherwise provide information related to tungsten because all tungsten necessary to the functionality or production of KEMET’s products was acquired in 2011 and considered to be “outside the supply chain” (or fully smelted).

Conflict Mineral	Countries of origin include a Covered Country?
Tantalum	Yes
Tin	Yes
Tungsten	N/A (all tungsten was outside the supply chain prior to January 31, 2013)
Gold	No reason to believe sourced in those regions

Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), KEMET has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD and made such report publicly available on KEMET’s website at www.kemet.com/conflictfree. Information within KEMET’s website shall not constitute a part of this Form SD.

Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, KEMET is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit No. Description
1.01     Conflict Minerals Report of KEMET Corporation

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KEMET Corporation
(Registrant)

By: /s/ SUSAN B. BARKAL	Date: May 3, 2018
Susan B. Barkal
Senior Vice President, Quality, Chief Compliance Officer and Chief of Staff

* * * * *

EXHIBIT INDEX

Exhibit No. Description
1.01     Conflict Minerals Report of KEMET Corporation

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